UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

TEARLAB CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	000-50789	59-3434771
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS. Employer Identification No.)

150 La Terraza Blvd., Ste 101

Escondido, California 92025

(Address of principal executive offices)

Michael Marquez

Chief financial Officer

855-832-7522

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X]	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Introduction

TearLab Corporation (“TearLab”) develops, manufactures, and markets a proprietary tear testing platform, the TearLab® Osmolarity System that enables eye care practitioners to test for highly sensitive and specific biomarkers using nanoliters of tear film at the point-of-care.

Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”) requires TearLab to perform certain procedures and disclose information about the use and origin of “conflict minerals” if these minerals are deemed to be necessary to the functionality or production of a product manufactured or contracted to be manufactured by TearLab. The minerals covered by these rules include tin, tantalum, tungsten and gold.

The minerals listed as conflict minerals are necessary to the functionality or production of certain of TearLab’s products. Components and subassemblies that are made in part using those minerals listed as conflict minerals are sourced from a global supply base that includes distributors, value-added resellers, original equipment manufacturers, original design manufacturers and contract manufacturers.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

In accordance with the Act, TearLab has performed a “reasonable country of origin inquiry” on minerals that were in TearLab’s supply chain after January 1, 2018 to determine whether these minerals were sourced from the Democratic Republic of Congo or adjoining countries (the “Covered Countries”) or come from recycled or scrap sources. TearLab has concluded, in good faith, that during 2018:

a) it has manufactured and contracted to manufacture products to which some of the minerals listed as conflict minerals are necessary to the functionality or production of such products; and

b) based on a “reasonable country of origin inquiry,” TearLab is unable to conclude whether or not the origin of its necessary conflict minerals were from the Covered Countries.

TearLab performed its due diligence procedures from January 1, 2018 through December 31, 2018 to determine the origin of the conflict minerals used in the production of its product offerings across all product lines. TearLab’s due diligence procedures included building conflict minerals awareness across the company’s supply base and by surveying all direct material suppliers that were known to or may have provided products to TearLab containing metal and/or conflict minerals.

In accord with Rule 13p-l under the Securities Exchange Act of 1934, TearLab has filed this Form SD and the associated Conflict Minerals Report. Both reports are posted (and publicly available) on TearLab’s website: www.TearLab.com (http://www.tearlab.com/investor/sec.htm)

Item 1.02 Exhibit

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TEARLAB CORPORATION

Dated: May 30, 2019	By:	/s/ Michael Marquez
Michael Marquez
Chief Financial Officer